

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2013

Via E-mail
Steve Conboy
Principal Executive and Financial Officer
Eco Building Products, Inc.
909 West Vista Way
Vista, California 92083

> **Re:** **Eco Building Products, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2012**
> **Filed October 15, 2012**
> **Current Report on Form 8-K**
> **Filed July 11, 2012**
> **Form 10-Q for the Quarterly Period Ended September 30, 2012**
> **Filed November 19, 2012**
> **Form 10-Q/A for the Quarterly Period Ended December 31, 2012**
> **Filed on February 27, 2013**
> **File No. 0-53875**
> **Registration Statements on Form S-8**
> **Filed February 3, 2012 and June 15, 2012**
> **File Nos. 333-179375 and 333-182135**

Dear Mr. Conboy:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2012

Business, page 2

1. Please revise your disclosure to discuss any patents, trademarks, licenses and franchises you may hold. Please refer to Item 101(h)(4)(vii) of Regulation S-K.

Government Regulation, page 10

2. Please revise your disclosure to focus on the regulations to which you and your business are currently subject.

Legal Proceedings, page 10

Manhattan Resources Limited, page 11

3. Your disclosure here and elsewhere in your filings about your relationship and apparent dispute with Manhattan Resources Limited and its affiliates is unclear. Please revise your disclosure to clarify the nature of your relationship with Manhattan Resources Limited and its affiliates and the nature of your dispute. In doing so, please focus on material information and avoid immaterial details. To the extent applicable, please refer to the requirements of Item 103 of Regulation S-K.

Management's Discussion and Analysis, page 13

Results of Operations for the Year end June 30, 2012 as Compared to the Year ended June 30, 2011, page 14

4. Your results of operations with respect to your revenues and cost of sales is extremely limited and does not give much insight into the acceptance of your product(s) in the marketplace or provide an executive overview with regard to the future of your business. Please revise.

Liquidity and Capital Resources, page 14

5. We note your disclosure referring to a $100,000,000 stand by letter of credit subject to conditions and limitations. Please provide a discussion of these conditions and limitations. Refer to Section IV of SEC Release No. 33-8350.

Report of Independent Registered Accounting Firm, page 18

6. We note the auditors reference Note 2 for a discussion of management's plans instead of Note 1 which does include disclosure of your plan. Please revise so that the footnote referenced in the auditor's report is consistent with the footnote containing the disclosure.

Consolidated Statements of Operations, page 21

7. Your calculated net loss and loss before provision for income taxes is ($10,407,341) for fiscal 2012 however the amount reported is ($11,166,360). Please revise your financial statements and related disclosures as appropriate.

Consolidated Statements of Changes in Stockholders' Equity (Deficit), page 22

8. Citing for us the relevant accounting literature used please explain in detail how you determined the per share fair value of common stock issued for each issuance in fiscal years 2011 and 2012. Where applicable, explain to us why shares were fair valued less than the prevailing publically traded prices of your common stock.

9. Please tell us why no par value was assigned to several of the fiscal 2012 share issuances, or revise your financial statements accordingly.

1. Organization and Basis of Presentation, page 26

Going Concern, page 26

10. Please refer to the penultimate paragraph and your statement that you now have the availability of credit. In this regard, we note you had borrowed the entire amount under the line of credit from MRL as of June 30, 2012 and the standby letter of credit issued by the Bank of China is subject to conditions and limitations. Please revise to provide a reasonably detailed discussion addressing your ability or inability to generate sufficient cash to support your operations for the next twelve months and the minimum amount necessary to remove the threat to continuation in business as a going concern. See FRC 607.02.

2.Summary of Significant Accounting Policies, page 27

Recent Accounting pronouncements, page 31

11. Please tell us what consideration was given to the FASB's guidance with respect to the presentation of comprehensive income based on your disclosures contained within your September 30, 2012 Form 10-Q or revise your filing.

7. Letter of Credit, page 38

12. Tell us and disclose the fees associated with the standby letter of credit and if it is still outstanding. We note your disclosure in your subsequent event footnote of your Form 10-Q filing for the quarterly period ended September 30, 2012, related to your intention to return the standby letter of credit to the assignor.   Further, if the standby letter of credit is still outstanding, then tell us how you will account for the option issued to convert the fee into an equity investment(s).

13. Notwithstanding the above comment, explain to us if the standby letter of credit was conditioned upon MRL surrendering all rights and interests in the Company. If so, then tell us how you reasonably concluded the standby letter was in effect at the time of your Form 10-K filing.

13. Commitments and Contingencies, page 47

Legal Proceedings, page 49

14. We note you were notified by MRL that you were in default of your Revolving Credit and Warrant Purchase Agreement. Please explain why you did not write off the prepaid loan fees or reclassify the amount due to MRL as a current liability. Please revise your financial statements, or advise us why your financial statements do not reflect the event of default.

14. Subsequent Events, page 50

15. Refer to your statement, "[P]reviously, on June 13, 2012, Eco was advised that MRL had accepted Eco's Offer." Tell us how you accounted for the acceptance of this offer, and explain to us why, if true, a liability was not recorded for the additional $500,000 interest payable to MRL as of June 30, 2012, or other applicable adjustments made to your financial statements. Please advise us of the settlement talks as of the date of this letter. Lastly, summarize for us what interests MRL and its affiliates held in the Company prior to the settlement offer.

Controls and Procedures, page 51

16. We note your disclosure controls and procedures were not effective as well as the material weakness you disclosed. Please amend your filing to provide a separate conclusion with regard to your internal control over financial reporting. Refer to Item 308 of Regulations S-K.

Directors, Executive Officers, and Corporate Governance, page 52

Executive Compensation, page 53

17. We note in your financial statements that 74.8 million common shares were issued for employee compensation. Please tell us whether your named executive officers received any of these shares. If they did, please revise your summary compensation table and other disclosures accordingly.

Director Independence, page 57

18. We note your disclosure regarding director independence for the "sole member of your Board of Directors," Mr. Conboy. However, you specify on page 52 that Mr. Vuozzo is also your Director. Please, revise this section and eliminate the reference to "sole" member throughout the filing, or revise to clarify that Mr. Vuozzo is not a member of your Board of Directors.

Signatures

19. In addition to the signature of the Registrant, please separately provide the signature of the principal executive officer, principal financial officer, principal accounting officer and a majority of the board of directors or persons performing similar functions. Refer to General Instruction D(2)(a) of Form 10-K.

Current Report on Form 8-K Filed July 11, 2012

20. The letter of credit filed as Exhibit 10.2 to the current report contains redactions, but there does not appear to be an order granting confidential treatment for the redacted information. Please promptly amend the current report to file a complete, unredacted version of Exhibit 10.2. If you wish to seek confidential treatment for information in Exhibit 10.2, please refer to Staff Legal Bulletin No. 1A, which is available on our website.

Registration Statement on Form S-8 Filed June 15, 2012 (Reg. No. 333-182135) and
Registration Statement on Form S-8 Filed February 3, 2012 (Reg. No. 333-179375)

21. We note that you filed a registration statement on Form S-8 (Reg. No. 333-179375) on February 3, 2012 and a second registration statement on Form S-8 (Reg. No. 333-182135) on June 15, 2012, both of which were automatically deemed effective on the dates that they were filed.

- Each registration statement purports to cover the 10 million shares that are authorized for issuance under your 2012 Employee and Consultant Stock Plan. Given that the February 2012 S-8 already covered the plan shares, please tell us why you filed the June 2012 S-8.

- We note that both registration statements incorporate by reference your annual report on Form 10-K for the fiscal year ended June 30, 2011. That annual report contains financial statements for your fiscal year ended June 30, 2010. As you were previously advised by the staff, and as you acknowledged to us in your letter to us dated November 15, 2011, a re-audit of the fiscal year ended June 30, 2010 was required in order for you to be able to incorporate by reference into future registration statements the financial statements for your fiscal year ended June 30,

2010. Please tell us whether such a re-audit has occurred. In this regard, we note that no auditor consent covering your 2010 fiscal year was filed with either registration statement.

- If the financial statements for your 2010 fiscal year were not re-audited, please tell us why you believed you were able to file the registration statements and why you believe they comply with applicable financial statement requirements.

- Please tell what offers and sales you have made pursuant to the registration statements. For each registration statement, please provide us with the dates of all offers and sales, the number of shares sold, in the aggregate and on a per purchaser basis, and the names of the purchasers. In this regard, we note disclosure on page 12 of your annual report for the fiscal year ended June 30, 2012, that of the 10 million shares issuable under the 2012 Employee and Consultant Stock Plan, seven million remain available for issuance, which suggests that up to 3 million shares may have been issued in transactions covered by the registration statements.

Form 10-Q for the Quarterly Period Ended September 30, 2012

5. Notes Payable, page 12

22. We note you issued several convertible notes in the quarter ended September 30, 2012. For each issuance tell us, and revise to disclose the relevant terms of each of the issuances. Further tell us and disclose how you accounted for each issuance citing for us the relevant accounting literature used.

Form 10-Q/A for the Quarterly Period Ended December 31, 2012

6. Notes Payable, page 7

23. We note with regard to several issuances of your convertible notes you disclose the beneficial conversion feature is immaterial and you decided not to record the beneficial conversion feature on your financial statements for the six months ended December 31, 2012. Please tell us the amount you decided not to record for each applicable financing. In addition, please tell us what consideration was given to SAB Topic 1:M(2).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339, or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Lopez-Molina, Attorney-Advisor, at (202) 551-3792 or Dietrich King, Legal Branch Chief, at (202) 551-3338 if you have questions regarding any other comments. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief